

Mail Stop 4631

July 18, 2017

Via E-mail
Mr. Stephen E. Tremblay, Chief Financial Officer
Kraton Corporation
15710 John F. Kennedy Blvd.
Houston, TX 77032

> **Re:** **Kraton Corporation**
> **Form 10-K for the year ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-34581**

Dear Mr. Tremblay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 46

Operating Cash Flows, page 48

1. We note a substantial increase in your allowance for doubtful accounts year over year. And, we note a further increase in the first quarter ended March 31, 2017. Please tell us what let to such a substantial increase in your allowance for doubtful accounts. Further, please expand MD&A and Risk Factors in future filings to discuss all known material trends, events or uncertainty that have had or are reasonably expected to have a material impact on your financial condition and results of operation. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements

11. Income Taxes, page F-32

2. We note that you recorded a reversal of your valuation allowance during the year ended December 31, 2016. And, we note that your reversal of $87 million related primarily to U.S. net operating loss carryforwards and other deferred tax assets. Please provide us with a comprehensive analysis of the positive and negative evidence that you considered to determine that this reversal was appropriate. It appears you may have been in a cumulative three-year net loss position at the time of reversal. Further, in future periodic filings please provide a more robust description of the positive and negative evidence you consider when determining whether your deferred tax asset valuation allowance is appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ Melissa N. Rocha for

John Cash
Branch Chief
Office of Manufacturing &
Construction